Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017	March 31, 2018
	Income from operations
	a) Revenue	150,595	145,410	136,690	435,782	407,185	544,871
	b) Other operating income	—	269	—	2,798	—	—
	c) Foreign exchange gains/(losses), net	911	1,217	125	2,899	931	1,488
I	Total income from operations	151,506	146,896	136,815	441,479	408,116	546,359
	Expenses
	a) Purchase of stock-in-trade	2,741	3,342	3,883	10,733	13,128	18,434
	b) (Increase)/Decrease in inventories and stock in trade	111	(274)	719	(636)	1,144	505
	c) Employee benefit expense	76,129	74,216	67,409	222,387	202,463	272,223
	d) Depreciation, amortization and impairment	5,172	4,370	5,279	13,879	15,422	21,124
	e) Sub-contracting/ technical fees	24,030	24,318	21,543	70,791	63,293	84,437
	f) Facility expenses	5,227	5,314	5,202	16,375	15,344	21,044
	g) Travel	4,688	4,172	4,419	13,305	13,321	17,399
	h) Communication	1,011	1,133	1,379	3,464	4,000	5,353
	i) Legal and professional fees	1,282	1,278	1,300	3,731	3,444	4,690
	j) Marketing and brand building	696	565	902	1,970	2,394	3,140
	k) Other expenses	1,751	7,846	5,005	12,890	9,254	13,716
II	Total expenses	122,838	126,280	117,040	368,889	343,207	462,065
III	Finance expenses	1,627	1,569	1,231	4,845	4,266	5,830
IV	Finance and Other Income	5,362	5,136	6,160	15,695	19,196	23,999
V	Share of profits/(loss) of equity accounted investees	7	20	10	(26)	14	11
VI	Profit before tax [I-II-III+IV+V]	32,410	24,203	24,714	83,414	79,853	102,474
VII	Tax expense	6,966	5,347	5,355	18,178	17,775	22,390
VIII	Net profit for the period [VI-VII]	25,444	18,856	19,359	65,236	62,078	80,084
IX	Total Other comprehensive income	423	2,227	(1,484)	15	(2,559)	(3,109)
	Total comprehensive income for the period [VIII+IX]	25,867	21,083	17,875	65,251	59,519	76,975
X	Profit for the period attributable to:
	Equity holders of the Company	25,103	18,889	19,371	65,198	62,053	80,081
	Non-controlling Interest	341	(33)	(12)	38	25	3
		25,444	18,856	19,359	65,236	62,078	80,084
	Total comprehensive income for the period attributable to:
	Equity holders of the Company	25,616	20,971	17,939	65,074	59,529	76,956
	Non-controlling Interest	251	112	(64)	177	(10)	19
		25,867	21,083	17,875	65,251	59,519	76,975
XI	Paid up equity share capital (Face value ₹ 2 per share)	9,050	9,048	9,047	9,050	9,047	9,048
XII	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet of previous accounting period						473,888
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and nine months ended periods is not annualized)
	Basic (in ₹)	5.57	4.19	4.03	14.47	12.85	16.86
	Diluted (in ₹)	5.56	4.19	4.03	14.45	12.83	16.83

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2018 have been approved by the Board of Directors of the Company at its meeting held on January 18, 2019. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Adoption of IFRS 15 – Revenue from Contracts with Customers.

On April 1, 2018, the company adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catch up transition method applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 15, did not have any material impact on the consolidated results for the three and nine months ended December 31, 2018.

4.	List of subsidiaries and equity accounted investees as at December 31, 2018 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, LLC.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions Americas LLC	USA
	Wipro Insurance Solutions LLC		USA
	Wipro IT Services, LLC.		USA
		HealthPlan Services Insurance Agency, LLC.	USA
		HealthPlan Services, Inc.	USA
		Appirio, Inc. **	USA
		Cooper Software, LLC.	USA
		Infocrossing, LLC	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
Wipro Information Technology Austria GmbH			Austria
Wipro Technologies Austria GmbH			Austria
NewLogic Technologies SARL			France
Wipro Cyprus SE			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Limited Liability Company Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Gmbh **	Austria

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Appirio India Cloud Solutions Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, Cellent GmbH, and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru
Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.
	Appirio Singapore Pte Ltd		Singapore

As at December 31, 2018, the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

Effective October 1, 2018, we have organized India State Run Enterprises (ISRE) as a separate segment, which was earlier part of IT Services segment.

The Company is now organized by the following operating segments: IT Services, IT Products and India State Run Enterprises (ISRE).

Comparative information has been restated to give effect to the above changes.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key

service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprises (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2018, September 30, 2018 and December 31, 2017, and the nine months ended December 31, 2018 and December 31, 2017, and the year ended March 31, 2018 is as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017	March 31, 2018
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	45,979	43,246	36,849	129,219	106,364	144,139
Health BU	19,241	18,352	18,450	55,793	55,577	74,136
CBU	22,875	22,176	19,580	65,646	58,238	77,914
ENU	18,996	18,107	16,491	54,202	51,221	67,841
TECH	19,104	19,581	18,630	58,189	54,789	73,947
MFG	11,981	11,717	11,358	34,945	34,434	46,081
COMM	8,480	8,203	8,422	24,394	25,824	33,658
Total of IT Services	146,656	141,382	129,780	422,388	386,447	517,716
IT Products	3,145	2,876	4,498	9,553	13,829	17,998
ISRE	1,713	2,391	2,566	6,757	7,844	10,694
Reconciling Items	(8)	(22)	(29)	(17)	(4)	(49)
Total Revenue	151,506	146,627	136,815	438,681	408,116	546,359
Other operating Income
IT Services	—	269	—	2,798	—	—
IT Products	—	—	—	—	—	—
ISRE	—	—	—	—	—	—
Total Other Operating Income	—	269	—	2,798	—	—
Segment Result
IT Services
BFSI	9,095	7,867	6,777	24,182	18,293	24,549
Health BU	1,973	2,649	2,360	6,698	7,798	9,624
CBU	5,291	4,214	3,496	12,112	9,676	12,619
ENU	3,613	(2,050)	(1,164)	4,294	5,810	8,097
TECH	4,177	4,644	3,740	12,885	10,963	14,680
MFG	2,391	2,276	1,937	6,065	5,268	7,007
COMM	1,578	1,074	1,330	3,411	3,985	3,236
Unallocated	976	310	830	1,981	2,167	3,347
Other Operating Income	—	269	—	2,798	—	—
Total of IT Services	29,094	21,253	19,306	74,426	63,960	83,159
IT Products	212	(426)	195	(954)	314	362
ISRE	(686)	(257)	284	(1,054)	330	454
Reconciling Items	48	46	(10)	172	305	319
Total	28,668	20,616	19,775	72,590	64,909	84,294
Finance Expense	(1,627)	(1,569)	(1,231)	(4,845)	(4,266)	(5,830)
Finance and Other Income	5,362	5,136	6,160	15,695	19,196	23,999
Share of profit/ (loss) of equity accounted investee	7	20	10	(26)	14	11
Profit before tax	32,410	24,203	24,714	83,414	79,853	102,474

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 911, ₹ 1,217 and ₹ 125 for the three months ended December 31, 2018, September 30, 2018 and December 31, 2017, respectively and ₹ 2,899 and ₹ 931 for the nine months ended December 31, 2018 and December 31, 2017, respectively and ₹ 1,488 for the year ended March 31, 2018, which is reported as a part of operating profit in the statement of income.

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Segment results for COMM and ENU industry vertical for year ended March 31, 2018 is after considering the impact of provision for impairment of receivables and deferred contract costs of ₹ 4,612, consequent to insolvency of two of our customers.

g)

Net gain from the sale of hosted data center services business and disposal of Wipro Airport IT Services Limited, amounting ₹ 2,798, is included as part of IT services segment result for nine months ended December 31, 2018, respectively.

h)

Segment results for ENU industry vertical for the period nine months ended December 31, 2018, is after considering the impact of ₹ 5,141 ($ 75) paid to National Grid on settlement of a legal claim against the Company.

i)

Segment results for Health BU industry vertical for the period three and nine months ended December 31, 2018, is after considering the impact of ₹ 835 is after considering the impact of impairment on certain intangible assets recognized on acquisitions.

6.	Other operating income

Sale of hosted data center services business: During the nine months ended December 31, 2018, the Company has concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,098
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,418)
Add: Reclassification of exchange difference on foreign currency translation		4,131
Gain on sale	₹	2,811

In accordance with the sale agreement, total cash consideration is ₹ 27,790 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted of ₹ 24,024 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the nine months ended December 31, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

7.

As part of a customer contract with Alight LLC, Wipro has acquired Alight HR Services India Private Limited (currently known as Wipro HR Services India Private Limited) for a consideration of ₹ 8,275 (USD 117). Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The transaction was consummated on September 1, 2018. Net assets taken over was ₹ 4,128. The excess of consideration paid and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

8.	Events after the reporting period

The Board of Directors in their meeting held on January 18, 2019, declared an interim dividend of ₹ 1 (US $ 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2)

Further, the Board of Directors approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:3, i.e. 1 (one) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bengaluru Date: January 18, 2019	Executive Chairman & Managing Director